Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Mountain Province Diamonds Reports Preliminary Results from the Tuzo
     Large Diameter Bulk Sampling Program

     - 25.13 carat gem quality diamond recovered
     - Total 18,893 diamonds recovered from 715.6 tonnes
     - Average grade 2.16 carats per tonne(x)

     Shares Issued and Outstanding: 59,932,381
     TSX: MPV
     AMEX: MDM

     TORONTO and NEW YORK, Aug. 6 /CNW/ - Mountain Province Diamonds Inc.
("the Company) (TSX: MPV, AMEX: MDM) today announced preliminary results from the Tuzo large-diameter bulk sampling program conducted last winter. As previously announced, a 25.13 carat gem quality diamond of excellent shape and clarity and good colour was recovered during this program. This diamond has been independently valued at $17,500 per carat, putting the diamond value at approximately $440,000.
     The Tuzo bulk sampling program was designed to recover approximately
1,500 carats. Combined with the approximately 600 carats recovered from Tuzo during prior years' exploration, this should be sufficient to develop a diamond revenue model for the Tuzo kimberlite pipe. Once all the results are available, the Tuzo diamonds will be valued by the Gahcho Kue project operator, De Beers Canada. Mountain Province Diamonds has retained WWW
International Diamond Consultants to conduct an independent valuation of all the Gahcho Kue diamonds, including the recently recovered Tuzo diamonds.
Following completion of the Tuzo diamond revenue model, it is anticipated that the Tuzo resource will be upgraded to the "indicated mineral resource"
category.
     "We are very pleased with the results of the Tuzo bulk sampling program.
Our target of 1,500 carats has been exceeded and we believe the 25.13 carat diamond is the largest gem quality diamond ever recovered from a Canadian diamond exploration drill program", said Patrick Evans, President and CEO of
Mountain Province Diamonds.
     To extract the Tuzo bulk sample, two 24-inch large-diameter drill rigs were used. A total of nine holes were drilled, with seven holes to depths between approximately 100 and 130 meters and two holes to depths of approximately 300 meters. The preliminary results listed in Table 1 below are for eight of the nine holes drilled. The results for hole MPV-08-319L, which was one of the deep holes drilled, are still pending. A total of 18,893 diamonds have so far been recovered from 715.6 tonnes of kimberlite.

     <<
     Table 1

     2008 Tuzo Large Diameter Drilling Data
     -------------------------------------------------------------------------
     KIMBERLITE   DRILL       DEPTH      KIMBERLITE  CARATS  DIAMOND  GRADE(x)
        PIPE       HOLE    (from - to)      MASS     +1.5mm   COUNT   (carats
                            (metres)      (tonnes)           +1.5mm     per
                                                                       tonne)
     -------------------------------------------------------------------------
     Tuzo        MPV-08-   17.0 - 133.6     81.8      261.2    3,344    3.20
                  315L
     -------------------------------------------------------------------------
     Tuzo        MPV-08-   16.5 - 122.5     72.2      248.9    3,654    3.45
                  316L
     -------------------------------------------------------------------------
     Tuzo        MPV-08-   17.0 - 126.5     74.6      268.8    2,806    3.61
                  317L
     -------------------------------------------------------------------------
     Tuzo        MPV-08-   11.0 - 103.3     67.2       84.6    1,157    1.26
                  318L
     -------------------------------------------------------------------------
     Tuzo        MPV-08-     Pending      Pending   Pending  Pending  Pending
                  319L
     -------------------------------------------------------------------------
     Tuzo        MPV-08-   15.0 - 97.8      59.1       79.6      913    1.35
                  320L
     -------------------------------------------------------------------------
     Tuzo        MPV-08-   15.5 - 113.0     68.9      149.5    1,768    2.17
                  321L
     -------------------------------------------------------------------------
     Tuzo        MPV-08-   16.0 - 102.6     60.4      110.5    1,388    1.83
                  322L
     -------------------------------------------------------------------------
     Tuzo        MPV-08-   17.0 - 125.2     86.6      211.5    2,318    2.44
                  323L
     -------------------------------------------------------------------------
     Tuzo        MPV-08-   125.2 - 305     144.8      128.6    1,545    0.89
                  323L
                 (Deep)
     -------------------------------------------------------------------------
     SUMMARY                               715.6    1,543.2   18,893    2.16
     -------------------------------------------------------------------------

     (x) Grade presented for illustrative purposes only.
     >>

     Located in Canada's Northwest Territories, Gahcho Kue is the largest new diamond mine under development in the Western world. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne
(approximately 23.6 million carats) and an inferred resource of approximately
17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently undergoing permitting for the issuance of construction and operating authorisation.
     Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc. (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

     Qualified Person
     This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

     Forward-Looking Statements
     This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

     %CIK: 0001004530

     /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
     (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 12:39e 07-AUG-08